WHITNEY HOLDING CORPORATION
                             228 ST. CHARLES AVENUE
                              NEW ORLEANS, LA 70130

                                  NEWS RELEASE

CONTACT: John C. Hope III                                 FOR IMMEDIATE RELEASE
         713/951-7112                                     June 25, 2001

         Thomas L. Callicutt, Jr.
         504/552-4591

                    WHITNEY TO ACQUIRE ADDITIONAL OPERATIONS
                          IN THE HOUSTON, TEXAS MARKET

         New Orleans, Louisiana. Whitney Holding Corporation (NASDAQ-WTNY) plans to continue the expansion of its banking presence in the Houston, Texas market through the acquisition of Redstone Financial, Inc. and its subsidiary bank, Northwest Bank, N.A. Northwest Bank has approximately $165 million in total assets and $137 million in deposits in two banking locations in Houston's northwest quadrant. After systems conversions, Northwest Bank will be merged into Whitney Holding Corporation's principal subsidiary, Whitney National Bank. Whitney entered Houston in February 2000 and, after successful completion of this acquisition, would have nine locations in the Houston market with approximately $635 million in assets and $565 million of deposits.

         Whitney has entered into a definitive agreement to purchase Redstone Financial in an all-cash transaction subject to certain conditions, including the spin-off to Redstone Financial's existing shareholders of its other subsidiary bank, Redstone Bank N.A., completion of customary due diligence and
approval   by   appropriate   regulatory   agencies  and  Redstone  Financial's
shareholders.   The acquisition  is expected  to close  in  the fourth  quarter of 2001.

         David C. Shindeldecker, Chairman and Chief Executive Officer of Redstone Financial, said, "Whitney's approach to banking will serve Northwest's customers well, and our employees should have ample opportunities as Whitney continues with its focused approach to expansion in the Houston market."

         According to John C. Hope III, Executive Vice President for Whitney's Gulf Coast Region, "We are pleased with our progress in Houston to date and the addition of the Northwest Bank operations is an important element in Whitney's overall plan to grow into the mid-tier of banks in the Houston market. Northwest's two banking locations are strategically located in areas where Whitney



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does  not   currently  have  a   presence.   Northwest   Bank  has  long   been
considered one of the better-managed community banks in Houston with a quality staff that exhibits a high degree of professionalism. The Bank has built strong
relationships  with a  high  quality  customer  base   that  matches  Whitney's
customer profile. We will be setting ambitious goals for expansion through these newest additions to the Whitney family."

         Whitney Holding Corporation, through its banking subsidiary Whitney National Bank, has 128 banking locations in the five-state Gulf Coast region stretching from Houston, Texas; across southern Louisiana and the coastal region of Mississippi; to central and south Alabama; and into the panhandle of Florida.

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         To the extent that this press release contains  statements that are not historical facts, they should be considered forward-looking statements. Various important factors that might cause future results to differ from such forward-looking statements are described in more detail in Whitney's filings with the Securities and Exchange Commission.

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